Exhibit 99.1

Marti acquires Zoba’s AI-powered optimization platform to increase ridership and reduce operational costs.

Marti expects to use AI-powered optimization technology to drive enhancements across two-wheeled electric vehicle and ride-hailing operations.

ISTANBUL--(BUSINESS WIRE)--Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), and Zoba Inc. (“Zoba”), the world’s leader in fleet optimization solutions for two-wheeled electric vehicle operations, today announced that Marti has acquired all of the intellectual property and software assets of Zoba.

Founded by Harvard and MIT graduates, Zoba’s AI-powered SaaS platform and dynamic fleet optimization algorithms are expected to enable two-wheeled electric vehicle operators to generate more revenue and reduce their field operations costs. Leveraging proprietary demand forecasting algorithms, Zoba dynamically optimizes where vehicles are deployed and when operational tasks, such as battery swaps, rebalances, and pick-ups, occur to maximize ridership and minimize vehicle operational inefficiencies.

The acquisition is part of Marti’s focus on creating operational efficiencies in its two-wheeled electric vehicle operations, which include a fleet of over forty thousand e-bikes, e-mopeds, and e-scooters. The Company embarked on its operational efficiency enhancing projects in 2023 and is further building on its efforts in 2024. The acquisition follows a pilot project which Marti completed with Zoba in October and November 2023, in which the use of Zoba software to optimize Marti’s vehicle deployment locations increased ridership of Marti vehicles and had a positive contribution to profitability(*).

“As part of our efforts to increase revenue and reduce the costs of our two-wheeled electric vehicle operations, we performed pilot projects with several optimization software providers. We achieved the best results using Zoba’s software, and are excited to bring onboard this best-in-class software in an effort to increase the availability of our vehicles for our riders and reduce our field operations costs,” said Oguz Alper Oktem, CEO of Marti. “While Zoba’s software was originally built to optimize two-wheeled electric vehicle operations, we plan to further develop the operations of our ride-haling business from its solid base. Zoba’s software is expected to serve as the foundation for the continuous improvements we make to critical components of our ride-hailing business, including our rider-driver matching algorithm and our dynamic pricing engine.”

“The incredible Zoba team has always been dedicated to making cities more efficient, clean, and liveable, and our technology will continue to support that mission at scale with Marti, Türkiye’s leading mobility super app.” said Joseph Brennan, cofounder and co-CEO of Zoba. “As demand for shared mobility services continues to rise, the need for effective AI and optimization to help operations teams maximize resources will only continue to grow. With today’s announcement, Marti further demonstrates its commitment to building the world’s most advanced, tech-forward mobility super app.”

(*) Pilot results not necessarily indicative of future attainment.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car and motorcycle drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

About Zoba:

Zoba is making cities more efficient to improve the lives of people who live in them. Zoba’s platform leverages AI to forecast demand and optimize operational decisions to increase revenue and minimize costs for mobility and logistics operators. Founded out of Harvard and MIT and based in Boston, Zoba is backed by leading investors including NTTVC, CRV, Founder Collective, and Mark Cuban.

Cautionary Statement Regarding Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, also known as the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact and generally relate to future events, hopes, intentions, strategies, or performance may be deemed to be forward-looking statements, including but without limitation to statements regarding our ability to increase ridership, generate more revenue and reduce operational costs as a result of the Zoba acquistion and the successful integration of the acquired IP in our two-wheeled electric vehicle operations and ride-hailing businesses, or the timing of occurrence related to any of the foregoing. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “might,” “possible,” “believe,” “predict,” “potential,” “continue,” “aim,” “strive,” and similar expressions may identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other factors that may cause actual results to differ materially from statements made in this press release, including other important factors discussed under the caption “Risk Factors” in the Company’s Registration Statement on Form F-1 (including the documents incorporated by reference therein), which was declared effective by the SEC on October 27, 2023, as such factors may be updated from time to time in the Company’s other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the “SEC Filings” section of the Company’s website at https://ir.marti.tech. Any investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. All information provided in this release is based on information available to the Company as of the date of this press release and any forward-looking statements contained herein are based on assumptions that the Company believes are reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain. The Company undertakes no duty to update this information unless required by law.

Investor Contact
Marti Technologies, Inc.
Turgut Yilmaz
Investor.relations@marti.tech

Source: Marti Technologies, Inc.